April 30, 2013

VIA EDGAR

Mary A. Cole, Senior Counsel
Sheila Stout, Senior Staff Accountant
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Harvest Capital Credit Corporation Registration Statement on Form N-2 File No. 333-185672

Dear Ms. Cole and Ms. Stout:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Harvest Capital Credit Corporation hereby respectfully requests that the above-captioned registration statement, including all amendments thereto, be ordered effective on May 2, 2013, at 4:00 p.m., or as soon thereafter as practicable.

Harvest Capital Credit Corporation

By:	/s/ Richard P. Buckanavage
Richard P. Buckanavage President and Chief Executive Officer